

Mail Stop 4631

August 2, 2017

<u>Via E-mail</u>
Samuel Saw Peng Hao
President and Chief Executive Officer
G-MES Holdings Inc.
280 Woodlands Industrial Park E5, #09-44
Singapore 757322

>   **Re: G-MES Holdings Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 10, 2017**
>   **File No. 333-219211**

Dear Mr. Saw:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Prospectus, page 3</u>

1. Please provide the page number on which your risk factors begin and highlight the cross-reference to your risk factors by prominent type or in another manner. <u>See</u> Item 501(b)(5) of Regulation S-K.

2. Please disclose that Mr. Saw does not have any prior experience conducting best efforts offerings, if applicable, and include Risk Factor disclosure.

3. Please disclose here and in "The Offering" subsection on page 17 whether Mr. Saw will sell shares as a selling shareholder prior to or simultaneously with his efforts to sell shares on behalf of your company. To the extent applicable, please disclose any conflicts arising from Mr. Saw conducting the offering on a best efforts basis and Mr. Saw

participating as a selling shareholder in his personal capacity. Please include risk factor disclosure if necessary.

4. Please disclose here that your company needs $1,500,000 in proceeds to implement and support your operations for the next six months.

Risk Factors, page 7

5. Please add an individual risk factor addressing the risks raised by the fact that your sole executive officer, director and office are all located outside of the United States, including the difficulty investors may have effecting service of process.

6. Please add an individual risk factor addressing the risks raised by the fact that you are materially reliant upon SoftTec Products LP.

Management's Discussion and Analysis, page 22

7. Please revise your disclosures to clearly indicate your historical results of operations prior to September 2016 include the operations of G-MES International since the initial date the companies were under common control and disclose such date.

8. We note your disclosure that for the period ended March 31, 2017 the Company had $63,506 in Other Income compared to $44,204 for the comparable period ended March 31, 2016. Please expand your disclosures to clearly explain the material change and discuss the underlying facts and circumstances that drove the change. Please refer to Items 303(a)(3)(i) of Regulation S-K.

Description of Business, page 31

9. Please describe the general development of your predecessor, G-MES International PTE Ltd., for the two years preceding your acquisition of their operations. See Item 101(h) of Regulation S-K.

10. Please revise here and in your Summary section to provide enhanced disclosure of your current and planned operations. For instance, we note disclosure on your website that you have established a distributorship management arm, G-MES Asia Pacific (HK) Limited, to expand your operations in Hong Kong and that you are in the advanced stages of developing software technology for the management of construction projects, your statement in Plan of Operation on page 23 that you plan to acquire manufacturing rights to SoftTec Products, LP's products and that you plan to invest in product development and plant manufacturing and that you appear to operate as a contractor in addition to having retail and distribution operations. See Item 101(h)(4)(i) of Regulation S-K.

11. Please provide enhanced disclosure of, and the work performed for, the Singapore Housing Development Board and explain how your company operated as a floor safety contractor since 2012 before entering the master distributor agreement with SoftTec Products, LP in 2016. See Item 101(h) of Regulation S-K.

12. Please provide supplemental support for the assertion on page 31 that you are "the market leader in the public residential market segment, [and you are] taking a leading position in the healthcare, and hotel and hospitality sectors as well."

Products, page 31

13. You state here that you have developed different types of slip resistant products. Elsewhere throughout your prospectus you indicate that your sole asset is the right to distribute products developed by SoftTec Products, LP. It is unclear whether you are acting solely as a distributor or whether you are also engaged in manufacturing the products you supply. Please revise to remove the implication that you have developed slip resistant products and clarify that you are acting solely as a distributor, or revise throughout your prospectus, including in Plan of Operation, to disclose your manufacturing operations.

14. Please clarify throughout your discussion that you are referencing products from SlipDoctor and not SlipMedic.

Competition, page 40

15. Please provide the source for or explain to us how you established the data in the Market Share and Quality Standards charts on pages 40 and 41.

Hong Kong Aging Population:, page 42

16. We note that the Department of Health, The Government of Hong Kong SAR hyperlink does not appear to provide the source material for the chart reporting causes of mortality in Hong Kong. Please revise or advise.

17. Please provide the sources for Chart 4 on page 43 and Chart 5 on page 44.

18. Please explain the relevance to your company of the last two paragraphs on page 44 and the first paragraph on page 45 and clarify in your registration statement that the material is derived from the Hong Kong Financial Secretary's 2013-2014 budget speech.

Security Ownership of Certain Beneficial Owners and Management, page 50

19. Please update your security ownership of certain beneficial owners and management as of the most recent practicable date. See Item 403 of Regulation S-K.

Description of Securities, page 53

20. Please disclose that your company is limited to 50 shareholders, as established in Article 2 of your Articles of Association, and include Risk Factor disclosure.

Shares Eligible for Future Sale, page 55

21. In the first sentence of the third paragraph in this section, please explain to us how you arrived at a remaining 32,350,000 unregistered shares of common stock outstanding after this offering.

Note 7 – Commitments and Contingencies, page F-9

22. Please expand your assessment to address the effect that any matters may have on your cash flows in addition to your financial position and results of operations.

Note 8- Subsequent Events, page F-9

23. Please revise to also disclose whether July 7, 2017 represents the date the financial statements were issued or the date the financial statements were available to be issued. We refer you to ASC 855-10-50-1.

Report of Independent Registered Public Accounting Firm, page F-11

24. Please amend to include an audit report that clearly references the statement of operations and comprehensive income (loss) for the years ended December 31, 2016 and December 31, 2015. Refer to paragraph 8 of AS3101. Please ensure that the consent filed with your filing also references the appropriate financial statements.

Item 15. Recent Sales of Unregistered Securities, page 58

25. We note your disclosure in Experts on page 56 that you are obligated to issue 60,000 shares of your common stock to Brunson Chandler & Jones, PLLC in consideration of previous legal services. Please provide disclosure of this transaction pursuant to Item 701, or tell us why you are not required to do so. Please note that Item 701(c) of Regulation S-K requires disclosure regardless of whether consideration occurred in the form of cash.

Item 16. Exhibits, page 60

26. Please file as exhibits all contracts representing convertible promissory notes outstanding or a form of convertible promissory note. See Item 601(b)(4) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Lance Brunson, Esq.